
03021179

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.	0000882253
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 27, 2003, Series 2003-1	333-68542

Name of Person Filing the Document
(If Other than the Registrant)



PROCESSED
JUN 03 2003
THOMSON FINANCIAL


PROCESSING
JUN 02 2002
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: /s/: Baron Silverstein
Name: Baron Silverstein
Title: Vice President

Dated: May 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.



By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: May 27th, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The *Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law,* in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

KPRIME-0301

KPRIME-0301 Class A2 () **<P>**

Orig Bal 13,250,000 Fac 1.00000 Coup 1.815 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 1-mo LIBOR + 0.5000 Cap 8.0000 @ 7.5000 Floor 0.5000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: A2 ( )

Price	100% PSA 1.3200% 9.70 06/03 09/29	300% PSA 1.3200% 4.13 06/03 11/15	400% PSA 1.3200% 3.22 06/03 04/11	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:16	1.89	1.96	1.99	Yield
	8.45	3.88	3.07	Duration
99:20	1.87	1.92	1.95	Yield
	8.45	3.88	3.07	Duration
99:24	1.86	1.89	1.91	Yield
	8.46	3.88	3.07	Duration
99:28	1.84	1.86	1.87	Yield
	8.47	3.89	3.07	Duration
100: 0	1.83	1.83	1.83	Yield
	8.47	3.89	3.08	Duration
100: 4	1.81	1.79	1.79	Yield
	8.48	3.89	3.08	Duration
100: 8	1.80	1.76	1.75	Yield
	8.49	3.90	3.08	Duration
100:12	1.78	1.73	1.71	Yield
	8.49	3.90	3.08	Duration
100:16	1.77	1.70	1.66	Yield
	8.50	3.90	3.08	Duration

KPRIME-0301

KPRIME-0301 Class A5 () <P>

Orig Bal 110,364,000 Fac 1.00000 Coup 4.750 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: A5 ( )

Price	100% PSA 10.09 07/04 09/29	300% PSA 4.29 02/04 11/15	400% PSA 3.34 12/03 04/11	prepay losses Avg. Life 1st Prin Last Prin
101: 2	4.61	4.43	4.34	Yield
	7.29	3.70	2.99	Duration
101: 6	4.59	4.39	4.30	Yield
	7.30	3.71	2.99	Duration
101:10	4.57	4.36	4.25	Yield
	7.30	3.71	2.99	Duration
101:14	4.56	4.33	4.21	Yield
	7.31	3.71	2.99	Duration
101:18	4.54	4.29	4.17	Yield
	7.31	3.71	2.99	Duration
101:22	4.52	4.26	4.13	Yield
	7.32	3.72	2.99	Duration
101:26	4.51	4.23	4.09	Yield
	7.33	3.72	3.00	Duration
101:30	4.49	4.20	4.05	Yield
	7.33	3.72	3.00	Duration
102: 2	4.47	4.16	4.01	Yield
	7.34	3.72	3.00	Duration

KPRIME-0301

KPRIME-0301 Class A6 () **<P>**

Orig Bal 23,373,000 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: A6 ( )

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.61	1.46	1.46	Avg. Life
	06/03	06/03	06/03	1st Prin
	01/06	10/05	10/05	Last Prin
102:29	3.42	3.22	3.22	Yield
	1.52	1.39	1.39	Duration
103: 1	3.35	3.13	3.13	Yield
	1.52	1.39	1.39	Duration
103: 5	3.27	3.04	3.04	Yield
	1.52	1.39	1.39	Duration
103: 9	3.19	2.96	2.96	Yield
	1.52	1.39	1.39	Duration
103:13	3.11	2.87	2.87	Yield
	1.52	1.39	1.39	Duration
103:17	3.03	2.78	2.78	Yield
	1.52	1.39	1.39	Duration
103:21	2.95	2.70	2.70	Yield
	1.52	1.39	1.39	Duration
103:25	2.87	2.61	2.61	Yield
	1.52	1.39	1.39	Duration
103:29	2.79	2.53	2.53	Yield
	1.53	1.39	1.39	Duration

Bear, Stearns & Co. Inc.
klind

KPRIME-0301

KPRIME-0301 Class A7 () <P>

Orig Bal 70,775,143 Fac 1.00000 Coup 5.000 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: A7 ( )

Price	100% PSA 6.60 01/06 04/16	300% PSA 5.89 10/05 04/16	400% PSA 5.89 10/05 04/16	prepay losses Avg. Life 1st Prin Last Prin
101:13+	4.73 5.41	4.70 4.91	4.70 4.91	Yield Duration
101:17+	4.71 5.41	4.67 4.91	4.67 4.91	Yield Duration
101:21+	4.68 5.41	4.65 4.91	4.65 4.91	Yield Duration
101:25+	4.66 5.42	4.62 4.91	4.62 4.91	Yield Duration
101:29+	4.64 5.42	4.60 4.92	4.60 4.92	Yield Duration
102: 1+	4.62 5.42	4.57 4.92	4.57 4.92	Yield Duration
102: 5+	4.59 5.42	4.55 4.92	4.55 4.92	Yield Duration
102: 9+	4.57 5.43	4.52 4.92	4.52 4.92	Yield Duration
102:13+	4.55 5.43	4.50 4.92	4.50 4.92	Yield Duration

KPRIME-0301

KPRIME-0301 Class A8 () <P>

Orig Bal 11,795,857 Fac 1.00000 Coup 1.885 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 1-mo LIBOR + 0.5700 Cap 8.0000 @ 7.4300 Floor 0.5700 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: A8 ( )

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3150%	1.3150%	1.3150%	1M_LIB
	6.60	5.89	5.89	Avg. Life
	01/06	10/05	10/05	1st Prin
	04/16	04/16	04/16	Last Prin
99:16	1.97	1.98	1.98	Yield
	6.09	5.47	5.47	Duration
99:20	1.95	1.96	1.96	Yield
	6.09	5.47	5.47	Duration
99:24	1.93	1.94	1.94	Yield
	6.09	5.47	5.47	Duration
99:28	1.91	1.92	1.92	Yield
	6.09	5.47	5.47	Duration
100: 0	1.89	1.89	1.89	Yield
	6.09	5.48	5.48	Duration
100: 4	1.87	1.87	1.87	Yield
	6.10	5.48	5.48	Duration
100: 8	1.85	1.85	1.85	Yield
	6.10	5.48	5.48	Duration
100:12	1.83	1.82	1.82	Yield
	6.10	5.48	5.48	Duration
100:16	1.81	1.80	1.80	Yield
	6.10	5.48	5.48	Duration

KPRIME-0301

KPRIME-0301 Class AA () **<P>**

Orig Bal 50,000,000 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AA ( )

Price	100% PSA 15.44 01/14 01/24	300% PSA 2.62 06/03 09/08	400% PSA 2.62 06/03 10/08	prepay losses Avg. Life 1st Prin Last Prin
99:24	5.55 10.06	5.51 2.34	5.51 2.34	Yield Duration
99:28	5.54 10.07	5.46 2.34	5.46 2.34	Yield Duration
100: 0	5.53 10.07	5.41 2.34	5.41 2.34	Yield Duration
100: 4	5.51 10.08	5.35 2.34	5.35 2.34	Yield Duration
100: 8	5.50 10.08	5.30 2.34	5.30 2.34	Yield Duration
100:12	5.49 10.09	5.25 2.35	5.25 2.35	Yield Duration
100:16	5.48 10.09	5.20 2.35	5.20 2.35	Yield Duration
100:20	5.47 10.10	5.14 2.35	5.14 2.35	Yield Duration
100:24	5.45 10.10	5.09 2.35	5.09 2.35	Yield Duration

KPRIME-0301

KPRIME-0301 Class AB () **<P>**

Orig Bal 13,375,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AB ( )

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	24.45	16.81	12.38	Avg. Life
	06/06	06/06	06/06	1st Prin
	01/33	01/33	01/33	Last Prin
98:21+	5.59	5.60	5.63	Yield
	12.66	10.43	8.52	Duration
98:25+	5.58	5.59	5.61	Yield
	12.67	10.43	8.53	Duration
98:29+	5.57	5.58	5.60	Yield
	12.68	10.44	8.53	Duration
99: 1+	5.56	5.57	5.58	Yield
	12.69	10.44	8.54	Duration
99: 5+	5.55	5.56	5.57	Yield
	12.70	10.45	8.54	Duration
99: 9+	5.54	5.54	5.55	Yield
	12.71	10.46	8.54	Duration
99:13+	5.53	5.53	5.54	Yield
	12.72	10.46	8.55	Duration
99:17+	5.52	5.52	5.52	Yield
	12.72	10.47	8.55	Duration
99:21+	5.51	5.51	5.51	Yield
	12.73	10.47	8.56	Duration

KPRIME-0301

KPRIME-0301 Class AB () <P>

Orig Bal 13,375,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AB ( )

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	24.45	16.81	12.38	Avg. Life
	06/06	06/06	06/06	1st Prin
	01/33	01/33	01/33	Last Prin
98:15+	5.60	5.62	5.65	Yield
	12.65	10.42	8.52	Duration
98:19+	5.59	5.61	5.63	Yield
	12.66	10.43	8.52	Duration
98:23+	5.58	5.60	5.62	Yield
	12.67	10.43	8.53	Duration
98:27+	5.57	5.59	5.60	Yield
	12.68	10.44	8.53	Duration
98:31+	5.56	5.57	5.59	Yield
	12.68	10.44	8.53	Duration
99: 3+	5.55	5.56	5.57	Yield
	12.69	10.45	8.54	Duration
99: 7+	5.54	5.55	5.56	Yield
	12.70	10.45	8.54	Duration
99:11+	5.53	5.54	5.54	Yield
	12.71	10.46	8.55	Duration
99:15+	5.52	5.53	5.53	Yield
	12.72	10.46	8.55	Duration

KPRIME-0301

KPRIME-0301 Class AB () <P>

Orig Bal 13,375,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AB ( )

Price	100% PSA 24.45 06/06 01/33	300% PSA 16.81 06/06 01/33	400% PSA 12.38 06/06 01/33	prepay losses Avg. Life 1st Prin Last Prin
98:22	5.59 12.66	5.60 10.43	5.62 8.52	Yield Duration
98:26	5.58 12.67	5.59 10.43	5.61 8.53	Yield Duration
98:30	5.57 12.68	5.58 10.44	5.59 8.53	Yield Duration
99: 2	5.56 12.69	5.57 10.45	5.58 8.54	Yield Duration
99: 6	5.55 12.70	5.56 10.45	5.56 8.54	Yield Duration
99:10	5.54 12.71	5.54 10.46	5.55 8.54	Yield Duration
99:14	5.53 12.72	5.53 10.46	5.54 8.55	Yield Duration
99:18	5.52 12.73	5.52 10.47	5.52 8.55	Yield Duration
99:22	5.51 12.73	5.51 10.47	5.51 8.56	Yield Duration

KPRIME-0301

KPRIME-0301 Class AB () **<P>**

Orig Bal 13,375,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AB ( )

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	24.45	16.81	12.38	Avg. Life
	06/06	06/06	06/06	1st Prin
	01/33	01/33	01/33	Last Prin
98:24	5.58	5.60	5.62	Yield
	12.67	10.43	8.53	Duration
98:28	5.57	5.59	5.60	Yield
	12.68	10.44	8.53	Duration
99: 0	5.56	5.57	5.59	Yield
	12.69	10.44	8.53	Duration
99: 4	5.55	5.56	5.57	Yield
	12.69	10.45	8.54	Duration
99: 8	5.54	5.55	5.56	Yield
	12.70	10.45	8.54	Duration
99:12	5.53	5.54	5.54	Yield
	12.71	10.46	8.55	Duration
99:16	5.52	5.53	5.53	Yield
	12.72	10.46	8.55	Duration
99:20	5.51	5.51	5.51	Yield
	12.73	10.47	8.55	Duration
99:24	5.50	5.50	5.50	Yield
	12.74	10.48	8.56	Duration

KPRIME-0301

KPRIME-0301 Class AB ()   <P>

Orig Bal 13,375,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AB ( )

Price	100% PSA 24.45 06/06 01/33	300% PSA 16.81 06/06 01/33	400% PSA 12.38 06/06 01/33	prepay losses Avg. Life 1st Prin Last Prin
98:21	5.59	5.61	5.63	Yield
	12.66	10.43	8.52	Duration
98:25	5.58	5.59	5.61	Yield
	12.67	10.43	8.53	Duration
98:29	5.57	5.58	5.60	Yield
	12.68	10.44	8.53	Duration
99: 1	5.56	5.57	5.58	Yield
	12.69	10.44	8.53	Duration
99: 5	5.55	5.56	5.57	Yield
	12.70	10.45	8.54	Duration
99: 9	5.54	5.55	5.55	Yield
	12.71	10.45	8.54	Duration
99:13	5.53	5.53	5.54	Yield
	12.71	10.46	8.55	Duration
99:17	5.52	5.52	5.52	Yield
	12.72	10.47	8.55	Duration
99:21	5.51	5.51	5.51	Yield
	12.73	10.47	8.56	Duration

KPRIME-0301

KPRIME-0301 Class AB () <P>

Orig Bal 13,375,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AB ( )

Price	100% PSA 24.45 06/06 01/33	300% PSA 16.81 06/06 01/33	400% PSA 12.38 06/06 01/33	prepay losses Avg. Life 1st Prin Last Prin
98:12	5.61	5.63	5.66	Yield
	12.64	10.41	8.51	Duration
98:16	5.60	5.62	5.65	Yield
	12.65	10.42	8.52	Duration
98:20	5.59	5.61	5.63	Yield
	12.66	10.43	8.52	Duration
98:24	5.58	5.60	5.62	Yield
	12.67	10.43	8.53	Duration
98:28	5.57	5.59	5.60	Yield
	12.68	10.44	8.53	Duration
99: 0	5.56	5.57	5.59	Yield
	12.69	10.44	8.53	Duration
99: 4	5.55	5.56	5.57	Yield
	12.69	10.45	8.54	Duration
99: 8	5.54	5.55	5.56	Yield
	12.70	10.45	8.54	Duration
99:12	5.53	5.54	5.54	Yield
	12.71	10.46	8.55	Duration

KPRIME-0301

KPRIME-0301 Class AC () <P>

Orig Bal 15,655,750 Fac 1.00000 Coup 2.515 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 1-mo LIBOR + 1.2000 Cap 8.0000 @ 6.8000 Floor 1.2000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AC ( )

Price	100% PSA 1.3150% 24.03 01/24 05/31	300% PSA 1.3150% 10.80 09/08 07/20	400% PSA 1.3150% 2.50 06/03* 04/16*	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:16	2.55	2.56	2.67	Yield
	17.78	9.23	2.36	Duration
99:20	2.54	2.55	2.62	Yield
	17.79	9.24	2.36	Duration
99:24	2.53	2.54	2.56	Yield
	17.79	9.24	2.37	Duration
99:28	2.53	2.52	2.51	Yield
	17.80	9.24	2.37	Duration
100: 0	2.52	2.51	2.46	Yield
	17.80	9.24	2.37	Duration
100: 4	2.51	2.50	2.40	Yield
	17.81	9.25	2.37	Duration
100: 8	2.50	2.48	2.35	Yield
	17.81	9.25	2.37	Duration
100:12	2.50	2.47	2.30	Yield
	17.82	9.25	2.37	Duration
100:16	2.49	2.46	2.25	Yield
	17.83	9.26	2.38	Duration

KPRIME-0301

KPRIME-0301 Class AD () **<P>**

Orig Bal 7,116,250 Fac 1.00000 Coup 12.067 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

-2.2000 x 1-mo LIBOR + 14.9600 Cap 14.9600 @ 0.0000 Floor 0.0000 @ 6.8000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 28-May-2003 Tranche: AD ( )

Price	100% PSA 1.3150% 24.03 01/24 05/31	300% PSA 1.3150% 10.80 09/08 07/20	400% PSA 1.3150% 2.50 06/03* 04/16*	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
91: 0	13.57 6.91	13.95 5.27	16.87 1.84	Yield Duration
91: 4	13.55 6.91	13.93 5.28	16.80 1.84	Yield Duration
91: 8	13.53 6.92	13.90 5.28	16.73 1.85	Yield Duration
91:12	13.51 6.93	13.88 5.28	16.65 1.85	Yield Duration
91:16	13.49 6.94	13.85 5.29	16.58 1.85	Yield Duration
91:20	13.47 6.95	13.83 5.29	16.51 1.85	Yield Duration
91:24	13.45 6.95	13.80 5.30	16.43 1.85	Yield Duration
91:28	13.43 6.96	13.78 5.30	16.36 1.86	Yield Duration
92: 0	13.41 6.97	13.75 5.31	16.29 1.86	Yield Duration